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                       INCARA PHARMACEUTICALS CORPORATION
                                 P.O. BOX 14287
                              4401 RESEARCH COMMONS
                       79 T.W. ALEXANDER DRIVE, SUITE 200
                  RESEARCH TRIANGLE PARK, NORTH CAROLINA 27709


VIA EDGAR AND FACSIMILE                                            April 2, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Mary K. Fraser

         Re:  Incara Pharmaceuticals Corporation
              Registration Statement on Form S-1 (Reg. No. 333-45822)

Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of our Registration Statement referenced above. The Registration Statement was filed to register for resale shares that were to be issued if Incara ever drew upon the line of credit referenced in the Registration Statement. Please be advised that Incara never drew upon the line of credit and therefore made no sales of its securities for which resale could have been made pursuant to the Registration Statement.

         Upon grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto," and which is to be included in the file for the Registration Statement.

         Otherwise, please direct all inquiries to Alexander M. Donaldson at
(919) 781-4000.

                             Respectfully,

                             INCARA PHARMACEUTICALS CORPORATION

                             /s/ Richard W. Reichow
                             ----------------------------------
                             Richard W. Reichow
                             Chief Financial Officer

cc:  Alexander M. Donaldson, Esq.